                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

  Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        FIRSTPLUS HOME LOAN TRUST 1996-2
                    (Issuer with respect to the Securities)

                        FIRSTPLUS INVESTMENT CORPORATION
                    (Depositor of the Trust set forth above)
             (Exact name of Registrant as specified in its charter)

          Nevada                      33-65373                 75-2596063
(State of Incorporation)        (Commission File No.)       (I.R.S. Employer
                                                           Identification No.)
      3773 Howard Hughes Parkway
             Suite 300N
         Las Vegas, Nevada                                      89109
 (Address of Principal executive offices)                     (Zip Code)

       Registrant's Telephone Number, Including Area Code: (702) 892-3772


            Title of each class of securities covered by this Form:

                             Class A-1 Certificates
                             Class A-2 Certificates
                             Class A-3 Certificates
                             Class A-4 Certificates
                             Class A-5 Certificates
                             Class A-6 Certificates
                             Class A-7 Certificates
                             Class A-8 Certificates


       Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains:

                                     None.

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)    [   ]            Rule 12h-3(b)(1)(i)    [X]
    Rule 12g-4(a)(1)(ii)   [   ]            Rule 12h-3(b)(1)(ii)   [   ]
    Rule 12g-4(a)(2)(i)    [   ]            Rule 12h-3(b)(2)(i)    [   ]
    Rule 12g-4(a)(2)(ii)   [   ]            Rule 12h-3(b)(2)(ii)   [   ]
                                            Rule 15d-6  [X]


 Approximate number of holders of record as of the certification or notice date:

                    Class A-1 Certificates - 1 (Cede & Co.)
                    Class A-2 Certificates - 1 (Cede & Co.)
                    Class A-3 Certificates - 1 (Cede & Co.)
                    Class A-4 Certificates - 1 (Cede & Co.)
                    Class A-5 Certificates - 1 (Cede & Co.)
                    Class A-6 Certificates - 1 (Cede & Co.)
                    Class A-7 Certificates - 1 (Cede & Co.)
                    Class A-8 Certificates - 1 (Cede & Co.)


                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.


                                       FIRSTPLUS INVESTMENT CORPORATION



April 11, 1997                         By:  /s/ CHRISTOPHER J. GRAMLICH
                                          -----------------------------------
                                            Christopher J. Gramlich, Senior
                                            Vice President

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